Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     OPTI Canada Announces Review of Strategic Alternatives

     TSX: OPC

     CALGARY, Nov. 3 /CNW/ - OPTI Canada Inc. (OPTI) announces that its Board of Directors has initiated a process to explore strategic alternatives for enhancing shareholder value. OPTI believes that the current trading price of its common shares does not reflect the value of its assets.
     OPTI has a 35% working interest in a world class joint venture with Nexen
Inc., which includes:

     <<
     -   a completed, integrated SAGD project, which is currently ramping up to 72,000 bbl/d of bitumen production;
     -   an operating upgrader utilizing proven, proprietary technology that is expected to result in "best-in-class" netbacks; and
     -   a substantial resource base of 804 million barrels of reserves,
         1,114 million barrels of contingent resources and 310 million barrels of prospective resources, which together are capable of supporting 6 long-life phases with ultimate production potential net to OPTI of over 120,000 bbl/d of Premium Synthetic Crude (PSCTM).
     >>

     Operations continue to improve following the plant turnaround and the
Company anticipates continued production ramp-up through 2010.
     The improving economic environment, recent operational improvements, strengthening merger and acquisition valuations for oil sands assets and the future potential of OPTI's assets support OPTI's current strategy. OPTI's
Board of Directors is, however, undertaking this process to assess a range of strategic alternatives that may include capital markets opportunities, restructuring the current credit facility, asset divestitures, and/or a corporate sale, merger or other business combination. The ultimate objective of carrying out this review is to determine which alternative(s) might result in superior value for shareholders.
     Scotia Waterous Inc. and TD Securities Inc. have been engaged as financial advisors to assist in this process.
     OPTI does not intend to disclose developments with respect to the strategic review process unless and until its Board of Directors has approved a definitive transaction or strategic option. There can be no assurance that any transaction will occur, or if a transaction is undertaken, as to its terms or timing.
     The Company will conduct a conference call at 6:30 a.m. Mountain Time
(8:30 a.m. Eastern Time) on Wednesday, November 4, 2009. Shareholders are
invited to email questions regarding the process in advance of the conference call to ir(at)opticanada.com. The conference call will consist of formal remarks followed by an answer session. Chris Slubicki, President and Chief Executive
Officer, and Travis Beatty, Chief Financial Officer, will host the call. To participate in the conference call, dial:

     <<
         (877) 974-0453 (North American Toll-Free)
         (416) 644-3434 (Alternate)
     >>

     Please reference the OPTI Canada conference call with Chris Slubicki when speaking with the Operator.
     A replay of the call will be available until November 11, 2009, inclusive. To access the replay, call (416) 640-1917 or (877) 289-8525 and enter passcode 4181247, followed by the pound sign.
     This call will also be webcast, and can be accessed on OPTI Canada's website under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for replay for a period of 30 days. The webcast may alternatively be accessed at:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2878920.

     About OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary
OrCrude(TM) process. Our first project, Phase 1 of Long Lake, consists of
72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The upgrader uses the
OrCrude(TM) process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect
PSC(TM) to sell at a price similar to West Texas Intermediate (WTI) crude oil.
The Long Lake Project is being operated in a joint venture with Nexen Inc.
OPTI holds a 35 percent working interest in the joint venture. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

     Additional information regarding the Long Lake Project is available at
http://www.longlake.ca.

     Forward-Looking Statements

     Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies;
the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "intends," "anticipate," "estimate," "expect,"
"potential," "could," "plan" or similar words suggesting future outcomes.
Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long
Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the
OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks;
government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
     Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this news release are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

     %CIK: 0001177446

     /For further information: OPTI Canada Inc., Suite 2100, 555 - 4th Ave.
S.W., Calgary, Alberta, Canada, T2P 3E7, (403) 249-9425/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 16:35e 03-NOV-09